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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                             COMMISSION FILE NUMBER
                                    0-27614

                           NOTIFICATION OF LATE FILING




      [ ]  Form 10-K and Form 10-KSB     [  ]  Form 20-F      [  ]  Form 11-K

      [X]  Form 10-Q and Form 10-QSB     [  ]  Form N-SAR

              For Period Ended:     February 28, 1998

             [ ] Transition Report on Form 10-K
             [ ] Transition Report on Form 20-F
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on Form 10-Q
             [ ] Transition Report on Form N-SAR For
             the Transition Period Ended:

               Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

           Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


           If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION


           Full Name of Registrant:  MEDICUS SYSTEMS CORPORATION
           Former Name if Applicable:
           Address of Principal Executive Office:

                     One Rotary Center
                     Suite 1111
                     Evanston, IL 60201


PART II - RULES 12B-25(B) AND (C)


           If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


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[X]   (a)       The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


[X]   (b)       The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]   (c)       The accountant's statement or other exhibit required by Rule
      12b-25(c) has been attached if applicable.


PART III - NARRATIVE


           State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed)

           Due to the pending completion and effectiveness of the Form S-4 Registration Statement filed by the Company and QuadraMed Corporation ("QuadraMed"), including responding to comments from the Commission, and due to the assumption of day-to-day control of the Company's operations by QuadraMed, the Company was unable to finalize its Quarterly Report on Form 10-Q by April 15, 1998, the required filing date. QuadraMed has consolidated the Company's operations into its own and as a result, it has taken additional time for the Company to prepare the presentation required for the Company's 10-Q. The Company intends to file its Quarterly Report on Form 10-Q as soon as practicable after completion of such financing, and in any event no later than April 21, 1998.

PART IV - OTHER INFORMATION


           (1) Name and telephone number of person to contact in regard to this notification:

               Bernie Murphy, Chief Financial Officer (415) 461-7725

           (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes     [ ] No

           (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes     [ ] No

           If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

           QuadraMed has consolidated the Company's operations into its own and has combined certain redundant operations of the Company and eliminated certain corporate operations previously conducted at the Company, including certain human resource and finance functions. As a result, the Company's results of operations may differ significantly from results of operations for the corresponding period for the last fiscal year. At this time, the change cannot be quantified or estimated.
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                                   SIGNATURE


                          MEDICUS SYSTEMS CORPORATION

                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:  April 15, 1998                      By: /s/ BERNIE MURPHY
                                              --------------------------------

                                           Bernie Murphy
                                           Chief Financial Officer